Exhibit 99.1

MI Developments Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7177

July 12, 2004

Board of Directors
Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario L4G 7K1

Attention:	Mr. Jim McAlpine President and Chief Executive Officer and Director

Gentlemen:

        As you know, we currently own all the shares of Magna Entertainment Corp.'s outstanding Class B Stock and approximately 16.5% of MEC's outstanding shares of Class A Subordinate Voting Stock, representing in the aggregate 96.6% of the votes attached to MEC's outstanding securities and a 62.0% equity interest in MEC. As your largest shareholder, we have for some time been considering the best way for us to participate with MEC in developing its real estate, racing operations and other assets.

        It has become clear to us that the best interests of our respective shareholders will be served by our acquisition of the shares of MEC that we do not already own. We believe that the development of MEC's underutilized lands and certain of its racing assets and other opportunities for growth (including slot/video lottery terminal opportunities and improved racing operations) can best be realized with MID's direct assistance and participation. In addition, we believe that taking MEC private will improve MEC's ability to execute its strategy by improving MEC's ability to obtain financing.

        Accordingly, our Board of Directors has authorized us to make an offer pursuant to which MEC stockholders would receive US$1.05 and 0.2258 of an MID Class A Subordinate Voting Share per share of MEC Class A Subordinate Voting Stock. If the offer is completed, we intend to acquire any shares of MEC Class A stock not tendered in the offer through a merger of MEC with a wholly owned subsidiary of MID in which your shareholders (other than those who exercise their appraisal rights) would receive the same consideration per share of MEC Class A stock. The offer will be conditioned upon, among other things, the tender of (i) at least a majority of the shares of MEC Class A stock not held by MID or related parties of MID and (ii) a number of shares of MEC Class A stock such that MID would hold at least 90% of the total number of the then outstanding shares of MEC Class A stock (after taking into account the conversion of up to all the shares of MEC Class B stock held directly or indirectly by MID into shares of MEC Class A stock). We enclose a copy of the press release we are issuing prior to the open of business tomorrow in connection with the offer.

        Our proposal presents an attractive opportunity for MEC and its shareholders. Our offer represents a price of US$7.00 per share of MEC Class A stock, based upon the closing price of US$26.35 for the MID Class A shares on the NYSE on July 12, 2004. This price represents a premium of 21.5% over today's closing market price of the MEC Class A stock on NASDAQ and a 30.4% premium over the average closing market price of MEC Class A stock for the previous 30 trading days on NASDAQ.

        Our offer is being made directly to MEC shareholders. We believe that it will be favourably received by them due to the substantial premium to MEC's market price, the attractiveness of MID Class A shares and the advantages of the acquisition described above. MEC stockholders, through their ownership of MID Class A shares, will participate in MID's business, while continuing to participate in MEC's business. We are not seeking, and because the offer will be made directly to MEC's stockholders, Delaware law does not require, approval of the offer from MEC's Board of Directors.

        Because our offer will constitute an "insider bid" for purposes of Canadian securities regulations, MID will be required to include in its offering materials an independent formal valuation of MEC prepared under the supervision of an independent committee of MEC's Board of Directors. We hereby request that you furnish us with such required valuation. We will bear the costs of the valuation. We also request that information that is made available to your financial advisors and to the valuator be shared, on a confidential basis, with us and our advisors. We intend to file our offering materials with the Securities and Exchange Commission and Canadian securities regulatory authorities and commence our offer promptly upon receipt of the required valuation, which we hope will be completed in a timely manner. We and our advisors are prepared to meet immediately with you and your advisors to assist you and your independent valuators in considering our proposal. Please advise us of the manner in which you and your board of directors would like to proceed.

        We look forward to working with you to conclude this transaction successfully and to increase value for our respective shareholders.

Very truly yours,
/s/ Brian V. Tobin
Brian V. Tobin Chief Executive Officer